Delisting Determination, The Nasdaq Stock Market, LLC, September 17, 2026 Keen Vision Acquisition Corporation
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Keen Vision Acquisition Corporation effective at the opening of the trading session on October 12, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2, 5450(b)(2)(B), and 5450(a)(2).
The Company was notified of the Staff determination on July 27, 2026. The Company did not file an appeal.
The Company securities were suspended on August 3, 2026. The
Staff determination to delist the Company securities became final on August 3, 2026.